SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                             National Lampoon, Inc.
                    (formerly named J2 Communications (JTWO))
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   466254208
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                                 (CUSIP Number)


                 Ronald Holzer, 600 Central Avenue, Suite 240,
                  Highland Park, Illinois 60035 (847) 433-2270
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 27, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 466254208


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald Holzer

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         321,790

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         321,790

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0



________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     321,790

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock of National Lampoon, Inc. (formerly named J2 Communications (JTWO)) that may be deemed to be beneficially owned by Ronald Holzer and includes both Common Stock owned directly by Mr. Holzer as well as the derivative amount of Common Stock of the Issuer deemed to be beneficially owned by Mr. Holzer based upon his ownership of 5,000 warrants to acquire Common Stock ("Warrants") and 5,000 shares of Series B Convertible Preferred Stock. This Schedule 13D does not include securities that are held by other reporting persons.

CUSIP No.: 466254208


________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is National Lampoon, Inc. (formerly named J2 Communications), a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 10850 Wilshire Boulevard, Suite 1000, Los Angeles, California 90024. This Schedule 13D Amendment No. 1 relates to the Issuer's Common Stock (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D Amendment No. 1 is being filed by Ronald Holzer, a United States citizen, whose business address is 660 Central Avenue, Suite 240, Highland Park, Illinois 60035.

     Mr. Holzer is the sole officer, director and shareholder of Alps International Management Inc., an Illinois corporation which serves as general partner to two private investment partnerships (each organized under Illinois law) and advises one private investment fund organized under the laws of the British Virgin Islands.

     (d) Mr. Holzer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Holzer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Holzer may be deemed to beneficially own in his individual capacity 321,790 Shares.

     Mr. Holzer paid from his personal funds a total of $836,175.65 for the Shares deemed to be beneficially owned by him, inclusive of $336,175.65 for Common Shares and $500,000 for Series B Preferred Stock and Warrants convertible to Common Stock.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Generally, the purpose of the transaction was to acquire, with other shareholders, a controlling interest in the Issuer to effect a change in management of the Issuer. Pursuant to a Preferred Stock and Warrant Purchase Agreement dated April 25, 2002 (the "Purchase Agreement") among National Lampoon Acquisition Group, LLC (the "NLAG Group"), Daniel S. Laikin, Paul Skjodt, Timothy S. Durham (collectively the "Purchasers") and the Issuer, the following steps were taken:

     a) the Issuer's Restated Articles of Incorporation were amended and restated to effect, among other things, the establishment of a new series of the Issuer's capital stock called Series B Convertible Preferred Stock ("Series B Preferred");

     b) the Issuer sold to the Purchasers 35,244 units, with each such unit consisting of one share of Series B Preferred and a warrant to purchase 28.169 shares of Common Stock at a purchase price of $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary (the "Units"), for $3,524,400. The Issuer also granted to NLAG, or its designees, an option, exercisable on or before the earlier of January 25, 2003 or ninety days after the Common Stock is relisted for trading on the Nasdaq SmallCap Market or listed on any other national exchange or quotation system, to purchase up to an additional 29,256 Units at a price of $100.00 per Unit. On January 21, 2003, the Issuer's Board of Directors authorized and approved an extension of the period for exercising the NLAG option from January 25, 2003 until March 31, 2003;

     c) a registration rights agreement was entered into between the Issuer and the Purchasers pursuant to which the Purchasers have been granted registration rights with respect to, among other things, the shares of Common Stock issuable upon conversion of the Series B Preferred and upon exercise of the warrants;

     d) the amendment and restatement of the Issuer's Bylaws to effect, among other things, an increase in the size of the Issuer's Board of Directors to seven members; and

     e) the Issuer's entering into a new employment, registration rights, indemnification and security agreements with James P. Jimirro, the President and Chief Executive Officer of the Issuer (collectively, the "New Jimirro Agreements").

     The Purchase Agreement was amended by the First Amendment to Preferred Stock and Warrant Purchase Agreement, dated as of May 17, 2002 (the "Amended Purchase Agreement"), pursuant to the terms of which Mr. Holzer purchased 2,500 Units (for an aggregate price of $250,000) that Mr. Skojdt had agreed to purchase in the Agreement and Mr. Holzer and DC Investments, LLC became parties to the Agreement.

     Also as of May 17, 2002, Mr. Holzer, Mr. Jimirro, the Purchasers and several other shareholders entered into a voting agreement (the "Voting Agreement") regarding the composition of the Board of Directors and certain other matters. Pursuant to the Voting Agreement, Mr. Jimirro and the NLAG Group agreed to cause the Board of Directors to initially consist of three nominees of Mr. Jimirro (the "Jimirro Directors"), three nominees of the NLAG Group (the "NLAG Group Directors"), and one director nominated jointly by a majority of the Jimirro Directors and a majority of the NLAG Group Directors. To give effect to this Agreement, two of the Issuer's directors, Joe De Simio and Gary Cowan, resigned from the Board of Directors on May 17, 2002, and Messrs. Durham and Skjodt were elected to fill the vacancies created by those resignations and Joshua A. Finkenberg was elected as a director to fill the vacancy created by the amendment to the Bylaws. The Voting Agreement will expire on the latest to occur of the satisfaction of certain payment obligations to Mr. Jimirro under the New Jimirro Agreements and the decrease in Mr. Jimirro's beneficial ownership to fewer than 100,000 shares of Common Stock. The Voting Agreement also requires as a condition to certain transfers of shares by the members of the NLAG Group that the applicable transferees agree to be bound by the terms of the Voting Agreement. By amendment to the Voting Agreement, effective June 7, 2002, Mr. Holzer was removed as a party to the Voting Agreement which continued in effect as to all other parties thereto.

     Pursuant to the Purchase Agreement, Mr. Laikin was appointed Chief Operating Officer on May 17, 2002. The Issuer and Mr. Laikin also entered into an Employment Agreement and Mr. Laikin was granted an option under the Issuer's Amended and Restated 1999 Stock Option, Deferred Stock and Restricted Stock Plan to acquire 100,000 shares of Common Stock.

     On March 17, 2003, Mr. Holzer was delegated by NLAG Group the right to exercise an option to acquire 2,500 Units for $250,000. Mr. Holzer exercised this option on March 27, 2003.

     In addition to the acquisition of securities of the Issuer pursuant to the warrants and conversion rights described above and in Item 5 below, and depending on the market price of the Common Stock and upon other conditions, Mr. Holzer may acquire additional shares of Common Stock from time to time in the open market or otherwise or may seek to acquire Common Stock from the Issuer at prices that he determines to be appropriate. In addition, depending upon market prices and other conditions, Mr. Holzer may dispose of shares of Common Stock at any time and from time to time in the open market or otherwise at prices that Mr. Holzer determines to be appropriate.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     a) As of the date hereof, Mr. Holzer may be deemed to be the beneficial owner of 321,790 Shares, constituting 18.0% of the Shares of the Issuer, based upon the total of the 1,501,190 Shares of Common Stock reported to be outstanding as of March 21, 2003 in the Issuer's Form 10-Q filed for the period ending January 31, 2003 and the 281,690 shares of Common Stock that would be deemed to be outstanding assuming the conversion of the currently issued and outstanding shares of Series B Preferred into Common Stock and Warrants Mr. Holzer holds as discussed in Item 4 above.

     b) Mr. Holzer has the sole power to dispose of, to direct the disposition of, to vote or to direct the vote of 321,790 Common Shares with no shared power to vote, to direct the vote, to dispose of or to direct the disposition of any Common Shares.

     c,d&e) Not applicable.

________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As noted in response to Item 4 above, Mr. Holzer was a party to the First Amendment to Preferred Stock and Warrant Purchase Agreement, dated as of May 17, 2002 (the "Amended Purchase Agreement") by virtue of which Mr. Holzer joined and agreed to be bound by the Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") discussed in Item 4 above. Mr. Holzer was also a party to the Voting Agreement dated as of May 17, 2002 and the First Amendment to the Voting Agreement effective June 7, 2002 (the "Amended Voting Agreement").

     The other parties to the Purchase Agreement are the Issuer and the Purchasers discussed in Item 4 above. The other parties to the Amended Purchase Agreement are the Purchasers, the Issuer and DC Investments, LLC. The other parties to the Voting Agreement are the Purchasers, DC Investments, LLC, Samerian LLP, Diamond Investments, LLC, Christopher R. Williams, Helen C. Williams, DW Leasing Company, LLC, Judy B. Laikin and James Jimirro. The other parties to the Amended Voting Agreement are Messrs. Jimirro and Laikin.

     Mr. Holzer is also a party to the Notice of Option Exercise dated March 27, 2003 and the Issuer is a party to the Receipt dated March 28, 2003, documents that were entered into as a result of a delegation from the NLAG Group to Mr. Holzer on March 17, 2003 of the right to exercise an option to acquire an additional 2,500 Units for $250,000. As noted above, Mr. Holzer exercised this option on March 27, 2003.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Attached are copies of the Designation of Rights Agreement (Exhibit 1), the Purchase Agreement (Exhibit 2), the Amended Purchase Agreement (Exhibit 3), the Voting Agreement (Exhibit 4), the Amended Voting Agreement (Exhibit 5) and Notice of Option Exercise and Receipt (Exhibit 6).

________________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    3/28/03
                                          -------------------------------
                                                    (Date)


                                          /s/  Ronald Holzer
                                          -------------------------------
                                               Ronald Holzer



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

04103.0001 #394433